November 23, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Jasmin Corp.

Registration Statement on Form S-1/A

Filed November 4, 2016

 File No. 333-213425

Dear Messrs.:

This letter sets forth the responses of Jasmin Corp. (the “Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter November 15, 2016.

General

1.       We note your response to comment 3 of our letter dated October 11, 2016 that Exhibit 10.3 “is a representation of relationships between the Company and the customer”. Currently, the disclosure in your prospectus describes this agreement as a contract “for sales” (p. 18, 20) and a “signed contract...for future sales orders” (p. 17, 19, 21). However, the document does not appear to bind either party or involve consideration. Please revise your prospectus to make it clear that, although Un Rien De Vous is your only customer, the document memorializing your relationship does not bind the parties or involve consideration, or serve as a contract obligating this company to purchase your products.

Response: The disclosure “signed contract...for future sales orders” was revised on pages 17, 19, 21 accordingly. The Company currently has an additional sales contract with Ladivor Leu, from which on October 20, 2016 we have received an advance payment of $1,500 from a total of $3,000 and is planning to receive another payment approximately on November 2016 or start of December 2016.

Jasmin Corp. is currently in verbal negotiations with Du Mondere Mais, the Company who is willing to buy our unique decoration items made from cork for the amount of $800 and we are planning to sign a new sales contact with this company shortly. In total we have two current customers Un Rien De Vous and Ladivor Leu, and one customer Du Mondere Mais who we are planning to sign a new sale contact and have verbal negotiations with. The contract with Ladivor Leu is filed as exhibit 10.4 to our registration statement. The prospectus was revised accordingly.

                        Sincerely,

                        /s/ Jean-Paul Chavanaz

                        Director of Jasmin Corp.